Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-3698 Tel. 212.476.9000

July 15, 2015

Pacific Life Insurance Company

Pacific Life & Annuity Company

700 Newport Center Drive

Newport Beach, CA 92660

Re: Amended and Restated AMT Distribution and Administrative Services Agreement

This is a Distribution and Administrative Services Agreement between Neuberger Berman Management LLC (“NBM”), Pacific Life Insurance Company and Pacific Life & Annuity Company (collectively, “Company”), effective as of August 1, 2015 (“Services Agreement”). This agreement replaces and supersedes prior Services Agreement between NBM and Company dated May 1, 2013. The Company is a life insurance company (“Insurer”) or is a broker-dealer (“Underwriter”) that is affiliated with Insurer and that serves as the principal underwriter for variable annuity and/or variable life insurance contracts issued by Insurer.

The Insurer, NBM, and Neuberger Berman Advisers Management Trust (“Trust”) have entered into a Fund Participation Agreement, dated March 22, 2013, as may be amended from time to time (“Participation Agreement”), pursuant to which the Insurer, on behalf of certain of its separate accounts (“Separate Accounts”), purchases shares (“Shares”) of certain Portfolios of the Trust (“Portfolios”) to serve as investment vehicles under certain variable annuity and/or variable life insurance contracts (“Variable Contracts”) offered by the Insurer, which Portfolios may be one of several investment options available under the Variable Contracts.

The Company or the Underwriter solicit applications for the Variable Contracts, or enter into agreements with broker-dealers under which such broker-dealers solicit applications for the sale of the Variable Contracts, which may result in the sale of Shares.

NBM recognizes that in the course of soliciting applications for its Variable Contracts and in servicing owners of the Variable Contracts, the Company or the Underwriter, and the agents of the Company who are registered representatives of the Underwriter or other broker-dealers provide information about the Trust and its Portfolios from time to time, answer questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners’ interests in one or more Portfolios, and that the Company provides services respecting investments in the Portfolios.

NBM desires to promote these efforts of soliciting applications for the Variable Contracts that may result in the sale of Shares, and providing written and oral information and services regarding the Trust to current and prospective Variable Contract owners.

Accordingly, the following represents the collective intention and understanding of NBM and the Company under this Services Agreement.

The Company agrees that it, or, if the Underwriter is a distinct entity, shall cause the Underwriter to provide distribution services (“Distribution Services”) that may result in the sale of Shares. Such Distribution Services may include, but are not limited to, solicitation activities by the Underwriter or other broker-dealers; telephone or other communication; the printing of Portfolio Prospectuses, Statements of Additional Information, and reports for other than existing shareholders; and the preparation, printing and distribution of sales literature and advertising materials that mention the Portfolios.

The Company agrees that it or its affiliates shall provide administrative services (“Administrative Services”) to current and prospective owners of Variable Contracts including, but not limited to: teleservicing support in connection with the Portfolios; delivery and responding to inquiries respecting Portfolio Prospectuses and/or Statements of Additional Information, reports, notices, proxies and proxy statements and other information respecting the Portfolios (but not including services paid for by the Trust such as printing and mailing); facilitation of the tabulation of Variable Contract owners’ votes in the event of a meeting of Trust shareholders; maintenance of Variable Contract records reflecting Shares purchased and redeemed and Share balances, and the conveyance of that information to the Trust, its transfer agent, or NBM as may be reasonably requested; provision of support services including providing information about the Trust and its Portfolios and answering questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners’ interests in one or more Portfolios; provision and administration of Variable Contract features for the benefit of Variable Contract owners participating in the Trust including fund transfers, dollar cost averaging, asset allocation, portfolio rebalancing, earnings sweep, and pre-authorized deposits and withdrawals; and provision of other services as may be agreed upon from time to time.

NBM agrees to pay to the Company or a person designated in writing by the Company: (i) a service fee at an annual rate equal to basis points (%) of the average daily value of Class S and Class I Shares of the Portfolios held in Separate Accounts; and (ii) a fee at an annual rate equal to basis points (%) of the average daily value of Class S Shares of the Portfolios held in the Separate Accounts, pursuant to a plan adopted in accordance with rule 12b-1 under the Investment Company Act of 1940, as amended (“1940 Act”). In the event that the Company is the Insurer, Company represents that it accepts the payments hereunder as paymaster for the Underwriter, and agrees that it shall be solely responsible for complying with any regulatory requirements respecting its services as paymaster. NBM shall provide prior written notice of any modification or termination of such payments under the plan.

For purposes of computing the payment to the Company under this paragraph, the average daily value of Shares held in Separate Accounts over a monthly period shall be computed by totaling such Separate Accounts’ aggregate investment (Share net asset value multiplied by total number of Shares held by such Separate Accounts) on each business day during the calendar month, and dividing by the total number of days during such month. The payments under this paragraph shall be calculated by NBM at the end of each calendar month and will be paid within thirty (30) days thereafter. NBM shall send all payments and statements for Company to the attention of:

Pacific Life Insurance Company

Pacific Life & Annuity Company

Attn: Investment Marketing

45 Enterprise Drive

Aliso Viejo, CA 92656

This Services Agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one year periods. This Services Agreement may be terminated by either the Company or NBM upon 60 days’ written notice to the other , and shall terminate automatically upon redemption of all Shares held in Separate Accounts, upon termination of the Participation Agreement, or upon assignment of the Participation Agreement by either the Company or NBM, or if required by law.

Nothing in the Services Agreement shall amend, modify or supersede any contractual terms, obligations or covenants among or between any of the Company, NBM, the Trust or Advisers Managers Trust previously or currently in effect, including those contractual terms, obligations or covenants contained in the Participation Agreement.

If this Services Agreement is consistent with your understanding of the Company’s provision of the Services, please sign below, whereupon this letter shall constitute a binding agreement between us.

Very truly yours,

NEUBERGER BERMAN

MANAGEMENT LLC

By: /s/ Robert Conti

Name: Robert Conti

Title: President and CEO

Acknowledge and Agreed to:

PACIFIC LIFE INSURANCE COMPANY

PACIFIC LIFE & ANNUITY COMPANY

By: /s/ Anthony J. Dufault	Attest: /s/ Brandon J. Cage
Name: Anthony J. Dufault	Name: Brandon J. Cage
Title: Assistant Vice President	Title: Assistant Secretary

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